

CARDINAL
Financial Corporation

2010 **ANNUAL REPORT**


Frederick
MARYLAND
Purcellville
Leesburg
LOUDOUN
Bethesda
Sterling Park
Sterling
WASHINGTON, DC
Reston
Washington, DC
NORTHERN
VIRGINIA
Herndon
Corporate Headquarters
Greensboro
McLean
Chantilly
Tysons Corner
Arlington
Union Mill
ARLINGTON
Williamsburg Boulevard
Fair Oaks
Wilson Boulevard
Fairfax Corner
Fairfax
FAIRFAX
Annandale
Washington
Boulevard
University Mall
Alexandria
Manassas
PRINCE WILLIAM
Woodbridge
Parkway
Woodbridge
Stafford
POTOMAC RIVER
Prince Frederick
STAFFORD
Fredericksburg
Cardinal Banking Centers
George Mason Mortgage Offices

MESSAGE TO THE SHAREHOLDERS



We are pleased to announce another excellent year for Cardinal as we continue to improve upon our key performance measurements. Year over year, our company enjoyed significant overall growth, while hitting record earnings for a second year in a tough economic climate. Cardinal's net interest margin increased, commercial lending activity and deposit growth outpaced the market and mortgage lending volume was strong. As our company's total assets surpassed the $2 billion mark during the year, we remain committed to our operating philosophy of "Aggressive on Sales, Conservative on Risk" to continue providing sustainable earnings and quality growth year after year.

Total assets at year-end were $2.07 billion versus $1.98 billion one year earlier, an increase of 4.85%. Loans held for investment grew to $1.41 billion, an increase of $115.9 million, or 8.96%, compared to the prior year-end. Total deposits grew to $1.40 billion, an increase of 8.23% compared to December 31, 2009. Once again, all capital ratios substantially exceed the requirements of banking regulators to be considered well-capitalized. Tangible Common Equity Capital (TCE) as a percentage of total assets was 10.07% at year-end 2010 compared to 9.54% the prior year-end. Asset quality continues to be strong, largely due to our diligent approach to underwriting, credit management and customer responsiveness. Nonperforming loans remained low at 0.36% of total assets, and annualized net loan charge-offs were 0.37% of loans outstanding.

Cardinal had record earnings for the second straight year of $18.4 million, a 78.62% increase from the prior year. We finished the year with a 3.68% net interest margin, a 74-basis-point increase, not easily achieved in our very competitive market. Low mortgage rates, home buyer tax incentives and general market conditions contributed to a stellar year for mortgage lending, increasing our non-interest income by $4.0 million to $27.4 million for the year. In addition, our efficiency ratio dropped to 61.72% from 70.95% in 2009.

As we look ahead in 2011, we face the implications of expanded governmental oversight of our industry through the 2,319-page Dodd-Frank Act. Institutions across the country await the full impact of this sweeping regulation, as the rules related to this legislation are finalized and implemented. Will this lead to a more stable financial industry, or simply more burdensome and costly regulatory oversight? The additional costs related to compliance with the Dodd-Frank Act will be meaningful for our industry, already tasked with significant regulatory compliance. We will face these challenges as we always have, confident in our ability to move our company forward while following the rules of the road.

Another area of concern is the emerging trend of the same reckless banking behavior indicating some have forgotten the lessons of the recent past. We are already beginning to see undisciplined underwriting and pricing of loans and deposit products that we believe will eventually lead to problems. We can only hope that the related boards and management will be quicker to correct these issues this time around for the good of our industry. We also believe all banking customers and shareholders would be better off if the free market decides survival and failure in the future.

In 2010, we took advantage of many opportunities to improve the long-term outlook for the Cardinal franchise. In May, we completed a core systems conversion that allows for the expansion of our product line and additional operational efficiencies. As we grow, we will build off these technology investments and our customers

Assets (in millions)


$2,000
$1,500
$1,000
$500
$1,638
$1,690
$1,744
$1,976
$2,072
2006
2007
2008
2009
2010

Deposits (in millions)


$1,200
$900
$600
$300
$1,219
$1,097
$1,180
$1,297
$1,404
2006
2007
2008
2009
2010

Net Income (in thousands)


$15,000
$10,000
$5,000
$7388
$4,482
$286
$10,325
$18,442
2006
2007
2008
2009
2010

Market Capital (in millions)


$300
$250
$200
$150
$100
$50
$251
$226
$137
$251
$335
2006
2007
2008
2009
2010

Shareholders' Equity (in millions)


$200
$150
$100
$50
$156
$159
$158
$205
$223
2006
2007
2008
2009
2010

Net Loans Receivable (in millions)


$1,200
$900
$600
$300
$845
$1,040
$1,139
$1,293
$1,409
2006
2007
2008
2009
2010

Nonperforming Assets to Peers*
(As a % of Total Assets)


3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
Cardinal
Regional Peers
Nationwide
0.01
0.30
0.44
0.06
0.59
0.86
0.29
1.75
2.06
0.30
2.90
3.50
0.43
2.94
3.68
2006
2007
2008
2009
2010

*Source: SNL Financial

Regional Peers – Publicly traded thrifts and banks with assets of $750 million to $4 billion, geographic headquarters in MD, DC and VA

Nationwide – Publicly traded thrifts and banks with assets of $1.75 billion to $2.25 billion

will see enhanced online, cash management and mobile banking services. We opened our 26th retail banking office on Wilson Boulevard in Arlington. We will open our fourth Arlington office in the second quarter of 2011 and continue to evaluate other locations.

George Mason Mortgage (GMM) and Cardinal First Mortgage (CFM) boasted excellent results this year. GMM saw an expansion in its branch locations to six, opening our Frederick, Md., mortgage office in July 2010. The combined efforts of our two mortgage companies helped over 9,000 customers purchase or refinance their homes. After 17 years, Gene Merrill decided that 2010 would be his final year as CEO of GMM and has assumed the position of vice chairman of GMM and CFM. Bob Brower, as GMM/CFM President, will be charged with upholding the standards and success that Gene has helped Cardinal build as hallmarks of our mortgage companies. Bob has 18 years with GMM and is excited for this new leadership opportunity.

With over $3 billion in assets under administration and investment management, we are committed to the success and growth of our wealth management group. Our region's status as one of the most affluent markets in the United States deems it a necessity to have a solid wealth management program. In addition, the uncertainty and challenges resulting from the recent recession and financial turmoil have only highlighted the importance of professional wealth planning and consultation. The Cardinal Wealth Management Group will always play an important role as part of our financial services team.

Our commitment to the community continues to deepen every year. The annual Cardinal Bank Charity Classic has now raised over $2 million to support not only our continued partnership with Inova Kellar Center, but the expanded outreach efforts of the Cardinal Bank Community Fund. Through the Fund, we provided grants to more than 40 local organizations that serve our communities in the focused areas of children and families, arts and humanities, health and wellness, and education. One recipient, *Bright Beginnings*, was featured on WUSA Channel 9's "Friday's Heroes" segment, and another, The Young Playwrights' Theater, was honored with the National Arts and Humanities Youth Program Award.

We believe strongly that the presence of a Cardinal office in a community requires a community presence from that banking office. We opened our 11th School Bank at Herndon Middle School this past spring, an event covered by Fox5 News and *Northern Virginia Magazine*. In addition to our ongoing school bank partnerships, corporate participation in community service events and financial literacy efforts, we continue to support sponsorship and service efforts undertaken by our employees to grow and foster the thriving communities that depend on us as a partner.

We received impressive regional and national recognition in 2010. We were named "2010 Business of the Year" by the D.C. Chamber of Commerce. We were recognized with a Five-Star Rating by Bauer Financial, an independent consumer rating agency, and were one of only 32 institutions in the nation named to the Sandler O'Neill + Partners "Sm-All Stars" Class of 2010, our second appearance on this elite list. In October, Cardinal Bank/Washington President Kate Carr was named one of the "25 Women to Watch" by *US Banker Magazine*, and we finished the year being named to the *Washington Business Journal*'s "Watch List '11."

As we do every January, we reached out to the business community, partnering once again with George Mason University to co-host the 2011 Annual Economic Conference, "*From Recovery to Expansion: How and When*." The conference boasted a terrific panel of speakers that attracted over 500 attendees, eager to get both an academic and practical assessment of the economic indicators for the region and the banking industry in the coming year.



Our company is only as good as our employees. I want to personally thank the best educated, highest motivated, and friendliest team of officers and service-oriented employees I have ever had the privilege to work for and with. This team continues to amaze all of our customers with world-class service that can only be obtained at Cardinal. This is "The Team" I will always remember as the best in banking. If you haven't experienced "Cardinal Class Service," please call us and start today.

A thank you also to our Board of Directors who stuck with us and never lost faith during the past couple years. We are extremely grateful for their valuable contributions to Cardinal and express a special and sincere thanks to our Lead Director Sid Dewberry.

We will not rest on our results and recognition. Cardinal's Management, our Employees, and our Board of Directors are committed to ensuring that 2011 is another year of accomplishment. Our team is prepared to face the challenges of the future and deliver the value you have come to expect from Cardinal.

All of us in the Cardinal family are grateful for your support and will continue to prove ourselves worthy of your trust.

Bernard H. Clineburg
Chairman of the Board and Chief Executive Officer

BOARD OF DIRECTORS

Tysons Corner, home to Cardinal Financial Corporation and many *Fortune* 500 corporations, is undergoing one of the biggest transportation improvement projects in the country. The Capital Beltway, Dulles Toll Road and the new Silver Line Metro extension to Dulles Airport are major components of the multi-year plan that will shape the region's growth for decades. High above the bustle of the construction zone, the Cardinal Financial Corporation Board of Directors has the perfect vantage point to survey the skyline of one of the most desirable commercial destinations in the Mid-Atlantic. (L-R): J. Hamilton Lambert, Sidney O. Dewberry, Alan G. Merten, William G. Buck, Alice M. Starr, Buddy G. Beck, Bernard H. Clineburg, George P. Shafran, Michael A. Garcia, William E. "Rick" Peterson and James D. Russo.

"Cardinal had record earnings for the second straight year of $18.4 million."



ACME MECHANICAL CONTRACTORS OF VIRGINIA, INC.

The family-owned **Acme Mechanical Contractors of Virginia, Inc.** serves the plumbing and heating needs of customers throughout the Washington, D.C., area. Working closely with Cardinal Bank, Acme Mechanical Contractors President Gary London was able to expand. He now oversees the operations of the business and its employees from a new 39,000-square-foot facility in Manassas, Va., that is home to a sheet metal shop, pipe fabrication area, warehouse and administrative offices.

(L-R): Acme Mechanical Contractors President Gary London; Cardinal Bank Regional President & Chief Credit Officer Christopher W. Bergstrom and Executive Vice President Todd W. Hewitt.



COMMONWEALTH ORTHOPAEDICS

Established in 1994, **Commonwealth Orthopaedics** has steadily expanded throughout the Northern Virginia region. Today, the practice offers 10 medical offices, including two surgical centers and six physical therapy facilities.


Commonwealth
opaedics
ack to your life.

Pictured Above

(L-R): Cardinal Regional President F. Kevin Reynolds; Commonwealth Orthopaedics' Charles S. Lefton, M.D., Gordon L. Avery, M.D. and Mark P. Madden, M.D.; and Cardinal Bank Senior Vice President & Market Executive Cheryl S. Beebe.

Pictured Right

(L-R): Inova Health System CEO Knox Singleton and Cardinal Financial Corporation Chairman & CEO Bernard H. Clineburg.



INOVA® HEALTH SYSTEM

For nearly a decade, Cardinal Bank and **Inova Health System** have enjoyed a partnership that has helped bring world-class health care to more than one million Washington area residents each year. In addition, funds raised through the annual Cardinal Bank Charity Classic and the Cardinal Bank Community Fund help support Inova's mission of excellence in patient care, education and research.


ORTHOPAEDIC


Matthew M. Buchanan, M.D.
Orthopaedic Surgeon

"Cardinal received impressive regional and national recognition in 2010."

THE ORTHOPAEDIC FOOT & ANKLE CENTER

Throughout the Washington area, physicians and medical professionals have come to rely on Cardinal Bank to provide the customized financial products needed for today's sophisticated practices. **The Orthopaedic Foot & Ankle Center** turned to Cardinal because we mirrored its commitment to personal service. As the first comprehensive foot and ankle medical center in the region, it is a teaching center that offers the latest treatments and procedures in a state-of-the-art office environment.

(L-R): Steven K. Neufeld, M.D., The Orthopaedic Foot & Ankle Center; Cardinal Bank Vice President & Market Executive Penny Bladich; and the Center's Matthew M. Buchanan, M.D.


Inc.
MTCI


MTCI
tants, Inc.
MTC
Management and Training Consultant
"Maximizing Human Potential"

(L-R): MTCI COO Domonique Basler, CEO Kent L. Milliken and Chairwoman Dalena Kanouse with Cardinal Bank's Government & Technology Group Senior Vice President Seth C. Carter and Senior Vice President & Manager Sushil K. Clarence.

MANAGEMENT AND TRAINING CONSULTANTS, INC. (MTCI)

Dedicated to providing project management and unique manpower solutions designed to meet specific client requirements, **Management and Training Consultants, Inc.** (MTCI) has been growing since its inception in 1999. Founded by retired military leaders, the Dumfries, Va., consultancy now has clients in 42 states and sees its banking relationship with Cardinal Bank as an integral part of its future success.



CRAFTMARK HOMES

Cardinal Bank's financial stability has allowed its real estate lending team to remain "in the game" throughout the economic downturn. This, in turn, has helped clients like **Craftmark Homes**, one of the Virginia-Maryland-Delaware region's top homebuilders, continue to meet the housing demands of the market.

(L-R): Cardinal Bank Senior Vice President Richard F. Schoen and Senior Vice President Robert J. Lavery; Craftmark Homes CFO/Senior Vice President Frank J. Malacane, CPA, and Craftmark Homes President Ken Malm.






NASCAR
Sprint

(L-R): Cardinal Bank Vice President Katie Golden and Executive Vice President & Chief Lending Officer Dennis M. Griffith; Chantilly Auto Body President Nedal Khatib and Bob Ellison.

CHANTILLY AUTO BODY

Innovative business banking products from Cardinal Bank have helped **Chantilly Auto Body** finance its largest 30,000-square-foot repair facility in Chantilly, Va., and open three other locations in Northern Virginia. The business is committed to providing quality workmanship and outstanding customer care.


WOLF
Culinaria
Culinaria


Culinaria
COOKING SCHOOL

(L-R): Culinaria Cooking School Chef/Owner Stephen P. Sands and Chef/Owner Pete Snaith with Cardinal Bank Assistant Vice President James N. Estep.

CULINARIA COOKING SCHOOL

Since 2008, **Culinaria Cooking School** of Vienna, Va., has been bringing together professional chefs and wine experts to share their passion for the culinary arts with the community. Students can choose to observe demonstrations or take hands-on classes.


HALF YAR



"Cardinal will not rest on its results and recognition."

HALF YARD PRODUCTIONS, LLC

Since its founding in 2006, **Half Yard Productions, LLC** has delivered nearly 200 hours of television programming, including hits like *The Real Housewives of DC*, *Modern Marvels* and *Say Yes to the Dress*, to networks, studios and entertainment companies around the world. Clients include Bravo, TLC, Discovery Channel, History Channel, Animal Planet, National Geographic Channel and Versus. Today, Cardinal Bank is helping fuel the company's growth – it recently opened an additional facility in New York City.

(L-R): Cardinal Bank Vice President Kathryn R. Speakman; Cardinal Bank/Washington President Kate Carr; and Half Yard Productions, LLC Co-Owners Abby Greensfelder and Sean Gallagher.


LeapFrog
solutions

LEAPFROG SOLUTIONS, INC.

Cardinal Bank's wide range of financial solutions designed for small businesses has helped **LeapFrog Solutions, Inc.** grow into a full-service, strategic marketing communications firm serving public- and private-sector clients.

THE VIRGINIAN

Cardinal Bank is helping **The Virginian** continue its mission of excellence for area seniors as one of the region's premier Continuing Care Retirement Communities (CCRCs). Located in Fairfax, Va., The Virginian offers seniors a variety of living options that range from independent living to long-term care.



Pictured Left

(L-R): Cardinal Bank Vice President Alissa M. Curry and LeapFrog Solutions, Inc. CEO Lisa G. Martin.

Pictured Above

(L-R): The Virginian CFO Mark W. Ridgely; Cardinal Bank Senior Vice President & Commercial Services Executive Lynn H. Gulick; and The Virginian Executive Director Christopher G. Isherwood.





(L-R): PMA Properties' Rob Kaufman; Cardinal Bank Senior Vice President & Market Executive Thomas W. Grantham and Senior Vice President Andrew J. Peden.

PMA PROPERTIES

Located in Old Town Alexandria, Va., **PMA Properties** is a small, local property developer known for distinctive and historic residential, commercial and retail spaces. With the help of Cardinal Bank, PMA Properties purchases and completely renovates every building to bring out its elegant architectural form.

NATIONAL PHILHARMONIC

The National Philharmonic's critically acclaimed symphonic and choral performances have been delighting audiences throughout the Washington area for years. Today, it is the ensemble-in-residence at The Music Center at Strathmore in Bethesda, Md. Since 2008, Cardinal Bank and Cardinal Wealth Management have provided the organization with the products and services needed to meet its diverse banking and cash management requirements.



Pictured Above

(L-R): National Philharmonic President Kenneth A. Oldham, Jr. and Maestro Piotr Gajewski with Cardinal Trust and Investments Managing Director & Executive Vice President William T. Mundy. *National Philharmonic photo by Jay Mallin.*

MILLER & SMITH

The dedicated professionals at **Miller & Smith** of McLean, Va., have a passion for bringing new ideas to life as they build sophisticated, imaginative new homes for discriminating clients in neighborhoods throughout Maryland, Virginia and Delaware. Having a partner like George Mason Mortgage to work with the company and its clients is a win-win.



Pictured Above

(L-R): George Mason Mortgage, LLC Executive Vice President Timur J. Tunador and President Bob Brower with Miller & Smith's President Douglas I. Smith, Vice President of Operations Dale Hall and Partner Charles F. Stuart, Jr.


the human person
Bishop O'Connell
High School
We believe...student self-esteem is enhanced by posi
mutual respect

BISHOP O'CONNELL HIGH SCHOOL

Bishop O'Connell High School in Arlington, Va., has been offering students a faith-based curriculum for more than 50 years. With 1,200 students, it has the highest enrollment of any private school in the Washington metropolitan area. The school's administration recently chose Cardinal Bank to provide all the banking services they require as they pursue their mission of academic excellence.

(L-R): Cardinal Bank Regional President & Market Executive Kendal E. Carson; Bishop O'Connell High School President Kathleen Ryan Prebble; and Cardinal Executive Vice President & COO Alice P. Frazier.


celebrating
Campbell's

"Our company is only as good as our employees."

Pictured Right
Cardinal Bank made a generous donation to the **Bright Beginnings** charitable organization in Washington, D.C. Spotlighted on Derek McGinty's *Friday's Heroes* segment on WUSA 9, Bright Beginnings actively invests in the community through its family development center that is dedicated to meeting the immediate needs of children and families living in homeless environments in the District of Columbia.


CARDINAL BANK

In April 2010, Cardinal Bank opened "**HMS Hawk Bank**," its first student-run middle school bank in Fairfax County at **Herndon Middle School** in Herndon, Va.

(L-R): KC Cardinal; Cardinal Bank Regional President Kevin Reynolds; Fairfax County Public Schools Cluster I Assistant Superintendent Marty Smith; Cardinal's Chantilly Banking Center Manager Mayada J. Habib; Town of Herndon Vice Mayor Connie Hutchinson; Cardinal's Reston Banking Center Manager Tracy Meredith; Cardinal COO Alice Frazier; and Herndon Middle School Principal Justine Klena.


CANCER CENTER
AT
LAKE MANASSAS
7901
CARDINAL
Bank
1000
Nov 15 2010
PAY TO THE ORDER OF Prince William Hospital Foundation $ 3500 00
thirty five hundred dollars and 00/100
DOLLARS
FOR The Cancer Center at Lake Manassas
Kevin Reynolds

The Cardinal Bank Community Fund awarded $3,500 to the Prince William Hospital Foundation to benefit **The Cancer Center at Lake Manassas**. Cardinal's gift will help support the latest therapy and treatment planning technologies in the fight against cancer. The Cancer Center at Lake Manassas opened in 2007 and is a strategic partnership of Fauquier Health and Prince William Health System.

(L-R): The Cancer Center at Lake Manassas Director Peter Dritschilo; Cardinal Bank Executive Vice President Todd Hewitt; Prince William Health System Foundation Executive Vice President Kenneth L. Collins; and Cardinal Vice President Joe DiStefano.


chair

(L-R): Cardinal Wealth Services Managing Director and Raymond James Financial Services Financial Advisor Steve Collins; Cardinal Bank/Washington President Kate Carr; WUSA 9NEWS NOW Weekday Anchor Derek McGinty; and Bright Beginnings Executive Director Dr. Betty Jo Gaines.

"Raymond James is not affiliated with Cardinal Bank or any of its subsidiaries. Securities offered through Raymond James Financial Services, Inc., Member FINRA/SIPC, an independent broker/dealer, and are not insured by bank insurance, the FDIC or any other government agency, are not deposits or obligations of the bank, are not guaranteed by the bank, and are subject to risks, including the possible loss of principal." *Steven F. Collins, Financial Advisor, RJFS*


CARDINAL
BANK
24 HR ATM

In May 2010, Cardinal Bank opened its third banking center in Arlington, Va., at **2505 Wilson Boulevard**. Cardinal's newest office is located in the heart of the Rosslyn-Ballston Metro corridor.

(L-R): Cardinal Bank Senior Vice President Karen Denas; Buck & Associates Associate Broker Billy Buck; Virginia state Sen. Mary Margaret Whipple; Arlington County Board Member Barbara Favola; Buck & Associates President & CEO William G. Buck; Arlington Chamber President Rich Doud; and Cardinal Financial Chairman & CEO Bernard Clineburg.


CARDINAL
Bank
00001
May 17 2010
PAY TO THE ORDER OF Cardinal Bank Charity Classic
$ 1,977,000.00
One million nine hundred seventy seven thousand dollars and 00/100 DOLLARS
FOR 2002-2010 Net Proceeds
Bernard H. Clineburg
000654 :000234654: 0187653

The 2010 Cardinal Charity Classic raised over $202,000, bringing the eight-year fundraising total to more than $2 million. The funds raised from the 2010 tournament will be used to continue Cardinal's partnership with **Inova Kellar Center**, while also supporting other community outreach programs and organizations through the Cardinal Bank Community Fund.

(L-R): Cardinal Bank Regional President Kevin Reynolds; Inova Kellar Center Director Rick Leichtweis; KC Cardinal; George Mason University Patriots Men's Basketball Coach Jim Larranaga; and Cardinal Chairman & CEO Bernard Clineburg.

SELECTED FINANCIAL INFORMATION

In thousands, except per share data. For the years ended December 31,

Income Statement Data:	2010	2009	2008	2007	2006
Interest income	$ 96,633	$ 86,742	$ 88,611	$ 98,643	$ 87,401
Interest expense	27,588	36,200	45,638	58,324	46,047
Net interest income	69,045	50,542	42,973	40,319	41,354
Provision for loan losses	10,502	6,750	5,498	2,548	1,232
Net interest income after provision for loan losses	58,543	43,792	37,475	37,771	40,122
Non-interest income	27,389	23,348	17,812	19,480	21,684
Non-interest expense	59,469	52,427	55,913	51,884	51,245
Net income (loss) before income taxes	26,463	14,713	(626)	5,367	10,561
Provision (benefit) for income taxes	8,021	4,388	(912)	885	3,173
Net income	$ 18,442	$ 10,325	$ 286	$ 4,482	$ 7,388
Balance Sheet Data:					
Total assets	$ 2,072,018	$ 1,976,185	$ 1,743,757	$ 1,690,031	$ 1,638,429
Loans receivable, net of fees	1,409,302	1,293,432	1,139,348	1,039,684	845,449
Allowance for loan losses	24,210	18,636	14,518	11,641	9,638
Loans held for sale	206,047	179,469	157,009	170,487	338,731
Total investment securities	344,984	378,753	315,539	364,946	329,296
Total deposits	1,403,725	1,297,005	1,179,844	1,096,925	1,218,882
Other borrowed funds	389,586	427,579	367,198	400,060	194,631
Total shareholders' equity	222,902	204,507	158,006	159,463	155,873
Common shares outstanding	28,770	28,718	24,014	24,202	24,459
Per Common Share Data:					
Basic net income	$ 0.63	$ 0.38	$ 0.01	$ 0.18	$ 0.30
Fully diluted net income	0.62	0.37	0.01	0.18	0.30
Book value	7.75	7.12	6.58	6.59	6.37
Tangible book value[1]	7.22	6.52	6.00	5.90	5.75
Performance Ratios:					
Return on average assets	0.92%	0.57%	0.02%	0.27%	0.51%
Return on average equity	8.44	5.53	0.18	2.85	4.87
Dividend payout ratio	0.12	0.10	3.38	0.22	0.13
Net interest margin[2]	3.68	2.94	2.78	2.63	2.98
Efficiency ratio[3,4]	61.72	70.95	82.03	81.02	82.41
Non-interest income to average assets	1.37	1.29	1.08	1.19	1.49
Non-interest expense to average assets	2.98	2.89	3.40	3.18	3.52
Loans receivable, net of fees to total deposits	100.40	99.72	96.57	94.78	69.36
Asset Quality Ratios:					
Net charge-offs to average loans receivable, net of fees	0.37%	0.22%	0.24%	0.06%	0.00%
Nonperforming loans to loans receivable, net of fees	0.53	0.05	0.41	–	0.01
Nonperforming loans to total assets	0.36	0.04	0.27	–	0.01
Allowance for loan losses to nonperforming loans	320.03	2,677.59	310.81	–	11,822.87
Allowance for loan losses to loans receivable, net of fees	1.72	1.44	1.27	1.12	1.14
Capital Ratios:					
Tier 1 risk-based capital	12.67%	12.97%	11.67%	12.10%	13.25%
Total risk-based capital	14.06	14.15	12.72	12.98	14.06
Leverage capital ratio	10.82	11.03	9.90	10.26	10.68
Other:					
Average shareholders' equity to average total assets	10.93%	10.31%	9.74%	9.65%	10.43%
Average loans receivable, net of fees to average total deposits	96.28	97.57	96.00	78.87	68.42
Average common shares outstanding:					
Basic	29,123	27,186	24,370	24,606	24,424
Diluted	29,608	27,674	24,837	25,012	24,987

(1) Tangible book value is calculated as total shareholders' equity, excluding accumulated other comprehensive income, less goodwill and other intangible assets, divided by common shares outstanding.
(2) Net interest margin is calculated as net interest income divided by total average earning assets and reported on a tax equivalent basis at a rate of 30%.
(3) Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income, excluding the impairment loss on Fannie Mae perpetual preferred stock and the settlement with a mortgage correspondent during 2008; the impairment loss on escrow arrangement during 2007; and the litigation recovery during 2010, 2008, 2007, and 2006.
(4) The calculation of the efficiency ratio, which is a financial measure not prepared in accordance with generally accepted accounting principles ("GAAP"), and a reconciliation of the efficiency ratio to our GAAP financial information are included in our 2010 Annual Report on Form 10-K.

DIRECTORS AND OFFICERS

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

BOARDS OF DIRECTORS CARDINAL FINANCIAL CORPORATION CARDINAL BANK

Bernard H. Clineburg
Chairman of the Board
& Chief Executive Officer,
Cardinal Financial Corporation

Sidney O. Dewberry
Lead Director, Cardinal Financial Corporation; Chairman of the Board, Dewberry

B.G. Beck
Director, L-1 Identity Solutions, Inc.

William G. Buck
President & Chief Executive Officer, William G. Buck & Associates, Inc.

Michael A. Garcia
President, Mike Garcia Construction, Inc.

J. Hamilton Lambert
President, J. Hamilton Lambert & Associates
Executive Director, Claude Moore Charitable Foundation

Alan G. Merten
President, George Mason University

William E. "Rick" Peterson
Principal, Financial Portfolio Investments,
The Peterson Companies

James D. Russo
Managing Director,
Potomac Consultants Group

George P. Shafran
President, Geo. P. Shafran & Associates, Inc.; Regional Chairman AAA Mid-Atlantic

Alice M. Starr
President & Chief Executive Officer, Starr Strategies Co.

CARDINAL OFFICERS CARDINAL FINANCIAL CORPORATION

Bernard H. Clineburg
Chairman of the Board,
Chief Executive Officer

Christopher W. Bergstrom
Executive Vice President,
Chief Risk Officer

Janice A. Cross
Assistant Secretary

Jennifer L. Deacon
Chief Accounting Officer,
Secretary

Alice P. Frazier
Executive Vice President,
Chief Operating Officer

Eleanor D. Schmidt
Executive Vice President,
Chief Compliance Officer

Mark A. Wendel
Executive Vice President,
Chief Financial Officer

CARDINAL BANK

Bernard H. Clineburg
Chairman of the Board,
President & Chief Executive Officer

Christopher W. Bergstrom
Regional President,
Chief Credit Officer

Kathleen Walsh Carr
President, Cardinal Bank/ Washington

Kendal E. Carson
Regional President

Paulette P. Cross
Executive Vice President,
Marketing Director

Alice P. Frazier
Executive Vice President,
Chief Operating Officer

Dennis M. Griffith
Executive Vice President,
Chief Lending Officer

Todd W. Hewitt
Executive Vice President

Guy S. Johnston
Executive Vice President

Melissa A. Quirk
Executive Vice President,
Chief Information Officer

F. Kevin Reynolds
Regional President

Eleanor D. Schmidt
Executive Vice President,
Chief Compliance Officer

Mark A. Wendel
Executive Vice President,
Chief Financial Officer

CARDINAL WEALTH MANAGEMENT

WILSON/BENNETT CAPITAL MANAGEMENT, INC.

F. Kevin Reynolds
President, Cardinal Trust and Investments

William T. Mundy
Managing Director &
Executive Vice President,
Cardinal Trust and Investments

Steven F. Collins
Managing Director,
Cardinal Wealth Services, Inc.

MORTGAGE OPERATIONS

GEORGE MASON MORTGAGE, LLC

CARDINAL FIRST MORTGAGE, LLC

Christopher W. Bergstrom
Chairman

D. Gene Merrill
Vice Chairman

Bob Brower
President

Timur J. Tunador
Executive Vice President

STOCK LISTING

Cardinal Financial Corporation common stock is listed on the NASDAQ Global Select Market under the symbol CFNL. The stock is typically listed as CardFnc in regional newspapers. At the close of business on February 10, 2011, there were 614 record holders of the Corporation's common stock.

Quarterly Common Stock Prices

Market Price	High ($)	Low ($)
2010		
4th Quarter	12.15	9.42
3rd Quarter	10.92	8.56
2nd Quarter	11.56	8.89
1st Quarter	10.77	8.38
2009		
4th Quarter	9.41	7.79
3rd Quarter	8.69	6.56
2nd Quarter	8.97	5.60
1st Quarter	6.47	4.98

A performance graph that compares the Corporation's stock price with two indices over the past five years has been included in the Corporation's 2010 Annual Report on Form 10-K that is also being mailed to shareholders.

FINANCIAL INFORMATION

The Corporation's 2010 Annual Report on Form 10-K has been filed with the Securities and Exchange Commission and contains the Corporation's consolidated financial statements and notes thereto and management's discussion and analysis of financial condition and results of operation. A copy of this document is being mailed to shareholders. Copies of this document and other filings, including exhibits thereto, may be obtained electronically at the SEC's website at www.sec.gov. The Annual Report, Form 10-K and other corporate publications are available online at www.cardinalbank.com under Investor Relations – SEC Filings. They are also available by request, free of charge, by writing to Investor Relations, 8270 Greensboro Drive, Suite 500, McLean, Virginia 22102.

CORPORATE HEADQUARTERS

Cardinal Financial Corporation
8270 Greensboro Drive, Suite 500
McLean, Virginia 22102
703.584.3400

ANNUAL SHAREHOLDERS MEETING

The Corporation's annual meeting of shareholders will be held at 10 a.m. (ET) on Friday, April 15, 2011, at the Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, Virginia.

GENERAL INFORMATION

Please visit the Corporation's website at www.cardinalbank.com for information about online banking, products and services, news releases or investor relations. You can also call 703.584.3400 or 800.473.3247.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
6201 15th Avenue, Brooklyn, NY 11219
800.937.5449

Cardinal Executive Officers as of March 2011.

Caution About Forward-Looking Statements

We make statements in this 2010 Annual Report that are subject to risks and uncertainties. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward-looking statements. You should not place undue reliance upon any forward-looking statement. Except as required by federal securities laws, Cardinal Financial Corporation undertakes no obligation to update or revise any forward-looking statement.

For an explanation of the risks and uncertainties, you should also read Cardinal Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2010, and the consolidated financial statements and related notes to the consolidated financial statements contained therein as filed with the Securities and Exchange Commission. This report can be obtained at the Company's website (www.cardinalbank.com) or at the Commission's website (www.sec.gov).

CARDINAL FINANCIAL CORPORATION

CORPORATE HEADQUARTERS

8270 Greensboro Drive
Suite 500
McLean, Virginia 22102
703.584.3400
800.473.3247

CARDINAL BANK BANKING CENTERS

ALEXANDRIA
1737 King Street
Alexandria, Virginia 22314
703.460.4040

ANNANDALE
4115 Annandale Road
Annandale, Virginia 22003
703.584.3877

ARLINGTON
2100 N. Glebe Road
Arlington, Virginia 22207
703.387.2473

BETHESDA
7315 Wisconsin Avenue
Bethesda, Maryland 20814
301.652.0997

CHANTILLY
14000 Sullyfield Circle
Chantilly, Virginia 20151
703.378.6575

FAIRFAX
10641 Lee Highway
Fairfax, Virginia 22030
703.934.9200

FAIRFAX CORNER
4100 Monument Corner Drive
Fairfax, Virginia 22030
703.222.4375

FREDERICKSBURG
501 C Jefferson Davis Highway
Fredericksburg, Virginia 22401
540.899.7799

GREENSBORO
8270 Greensboro Drive
McLean, Virginia 22102
703.584.3500

HERNDON
199 Elden Street
Herndon, Virginia 20170
703.584.3820

K STREET
1776 K Street, NW
Washington, D.C. 20006
202.331.3950

LEESBURG
20 Catoctin Circle, SE
Leesburg, Virginia 20175
703.771.3353

MANASSAS
9626 Center Street
Manassas, Virginia 20110
703.393.8200

MCLEAN
1313 Dolley Madison Boulevard
McLean, Virginia 22101
703.356.6060

PURCELLVILLE
440 East Main Street
Purcellville, Virginia 20132
540.338.3325

RESTON
11150 Sunset Hills Road
Reston, Virginia 20190
703.460.4000

STAFFORD
289 Garrisonville Road
Stafford, Virginia 22554
540.288.3900

STERLING
46005 Regal Plaza
Sterling, Virginia 20165
703.444.4296

STERLING PARK
101 Enterprise Street
Sterling, Virginia 20164
703.584.3880

TYSONS CORNER
1650 Tysons Boulevard
McLean, Virginia 22102
703.760.9457

UNION MILL
5766 Union Mill Road
Clifton, Virginia 20124
703.584.3890

UNIVERSITY MALL
10695 Braddock Road
Fairfax, Virginia 22032
703.584.3833

WASHINGTON BOULEVARD
3434 Washington Boulevard
Arlington, Virginia 22201
703.807.0002

WILLIAMSBURG BOULEVARD
6402 Williamsburg Boulevard
Arlington, Virginia 22207
Opening Spring 2011

WILSON BOULEVARD
2505 Wilson Boulevard
Arlington, Virginia 22201
703.584.3810

WOODBRIDGE
13870 Smoketown Road
Woodbridge, Virginia 22192
703.680.4004

WOODBRIDGE PARKWAY
14000 Jefferson Davis Highway
Woodbridge, Virginia 22191
703.491.6907

CARDINAL WEALTH MANAGEMENT

8270 Greensboro Drive
Suite 400
McLean, Virginia 22102

CARDINAL TRUST AND INVESTMENTS
703.848.2175

WILSON/BENNETT CAPITAL MANAGEMENT, INC.
703.584.6020

CARDINAL WEALTH SERVICES, INC.
703.584.3470

GEORGE MASON MORTGAGE, LLC

CORPORATE HEADQUARTERS
4100 Monument Corner Drive
Suite 100
Fairfax, Virginia 22030
703.273.2600
800.867.6859

BETHESDA
6550 Rock Spring Drive
Suite 655
Bethesda, Maryland 20817
301.841.1300

FAIR OAKS
4000 Legato Road
Suite 550
Fairfax, Virginia 22033
703.279.5900

FREDERICK
111 East Church Street
Frederick, Maryland 21701
301.620.0650

LAKE RIDGE
2750 Killarney Drive
Lakepoint One, Suite 105
Woodbridge, Virginia 22192
703.680.3998

LEESBURG
606 South King Street
Suite 200
Leesburg, Virginia 20175
703.443.1900

PRINCE FREDERICK
65 Duke Street
Suite 205
Prince Frederick, Maryland 20678
301.855.7652

CARDINAL FIRST MORTGAGE, LLC

4100 Monument Corner Drive
Suite 410
Fairfax, Virginia 22030
703.848.2850

SCHOOL BANKS

ATE $AVES BANK
Annandale Terrace Elementary School
Annandale, Virginia

BUSY BEE BANK
Clearview Elementary School
Herndon, Virginia

COUGAR BRANCH
Benton Middle School
Manassas, Virginia

EAGLES' NEST EGG BANK
Armstrong Elementary School
Reston, Virginia

HMS HAWK BANK
Herndon Middle School
Herndon, Virginia

IDEAL BANK OF EXCELLENCE
Ideal Academy Public Charter School
Washington, D.C.

MONCURE BEAR KID'S BANK
Moncure Elementary School
Stafford, Virginia

SOARING EAGLES BANK
Potowmack Elementary School
Sterling, Virginia

STARS AND STRIPES BANK
Springwoods Elementary School
Woodbridge, Virginia

SUNRISE SAVINGS
Sunrise Valley Elementary School
Reston, Virginia

WILDCAT BANK & TRUST
Elizabeth Vaughan Elementary School
Woodbridge, Virginia